 Filed pursuant to Rule 424(b)(5)
 Registration No. 333-289228
PROSPECTUS
Up to $412,611,563
ICAHN ENTERPRISES L.P.
Depositary Units
Representing Limited Partner Interests
This prospectus relates to the offer, issuance and sale from time to time of our depositary units representing limited partner interests in Icahn Enterprises L.P. (“depositary units”) through Jefferies LLC (“Jefferies”) having an aggregate offering amount of up to $412,611,563 of depositary units consisting of (i) $12,611,563 of the depositary units that may be issued and sold under the Open Market Sale Agreement, dated November 21, 2022 (the “November 2022 Sales Agreement”), between us and Jefferies, and (ii) $400,000,000 of depositary units that may be issued and sold under the Open Market Sale Agreement, dated August 26, 2024 (the “August 2024 Sales Agreement,” and together with the November 2022 Sales Agreement, the “Sales Agreements”), between us and Jefferies. The November 2022 Sales Agreement and the August 2024 Sales Agreement are filed with the Securities and Exchange Commission (the “SEC”) as exhibits to Current Reports on Form 8-K filed on November 21, 2022 and August 26, 2024, respectively.
Sales of our depositary units, if any, under this prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Global Select Market or any other existing trading market for our depositary units. Jefferies is not required to sell any specific number or dollar amount of our depositary units but will use its commercially reasonable efforts, as our agent and subject to the terms of the Sales Agreements, to sell our depositary units offered, as instructed by us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Under the terms of the Sales Agreements, we also may sell our depositary units to Jefferies as principal for its own account at a price agreed upon at the time of the sale. If we sell our depositary units to Jefferies, as principal, we will enter into a separate agreement with Jefferies and we will describe that agreement in a separate prospectus supplement or pricing supplement to the extent required by law. See “Plan of Distribution.”
Jefferies will be entitled to a commission of an amount up to 2.00% of the gross sales price per depositary unit sold under the Sales Agreements by Jefferies acting as our agent with the exact amount to be agreed by the Company. In connection with the sale of our depositary units on our behalf, Jefferies will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Jefferies will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Jefferies with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Our depositary units are currently listed on the Nasdaq Global Select Market under the symbol “IEP.” On August 25, 2025, the last reported sale price of our depositary units on the Nasdaq Global Select Market was $8.37 per depositary unit.

Investing in our depositary units involves a high degree of risk. You should carefully consider the risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus and the documents incorporated by reference herein and therein.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Jefferies
The date of this prospectus is August 26, 2025

Prospectus

i

ABOUT THIS PROSPECTUS
This prospectus forms part of a registration statement on Form S-3 that we filed with the SEC, utilizing a “shelf” registration process. To the extent that any statement we make in this prospectus is inconsistent with statements made in any documents incorporated by reference herein or therein as of the date of this prospectus, the statements made in this prospectus will be deemed to modify or supersede those made in such documents incorporated by reference herein and therein. You should carefully read this prospectus, including the information incorporated by reference herein and therein, and any related free writing prospectus that we have authorized for use in connection with this offering.
You should rely only on the information that we have included or incorporated by reference in this prospectus and any related free writing prospectus that we may authorize to be provided to you. Neither we nor Jefferies have authorized any dealer, salesman or other person to give you any information or to make any representation other than those contained or incorporated by reference in this prospectus or any related free writing prospectus. We and Jefferies take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you.
The information contained in this prospectus and any related free writing prospectus is accurate only as of the date of this prospectus and any related free writing prospectus, as applicable, and the information contained in any document incorporated by reference herein or therein is accurate only as of the date of such document incorporated by reference, regardless of the time of delivery of this or any related free writing prospectus or of any sale of our depositary units. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
This prospectus may contain or incorporate by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”
The following information should help you understand some of the conventions used in this prospectus:
•
Throughout this prospectus, when we use the terms “we,” “us,” “our partnership,” “Icahn Enterprises” or “Icahn Enterprises L.P.,” we are referring either to Icahn Enterprises L.P., the registrant itself, or to Icahn Enterprises L.P. and our subsidiaries collectively, as the context requires.

•
We are managed by Icahn Enterprises G.P. Inc., a Delaware corporation indirectly wholly owned by Mr. Carl C. Icahn, which is our general partner. Our general partner makes all determinations on behalf of our partnership, including determinations related to the conduct of our partnership’s business and operations. As a result, the executive officers of our general partner, under the direction of the board of directors of our general partner, make all decisions on behalf of our partnership with respect to the conduct of our business. We refer to the board of directors of our general partner as the “board of directors.”

PROSPECTUS SUMMARY
This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our depositary units and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, any applicable free writing prospectus and the documents incorporated by reference herein and therein. You should read all such documents carefully, especially the risk factors and our financial statements and the related notes included or incorporated by reference herein or therein, before deciding to buy our depositary units.
Overview
Icahn Enterprises owns a 99% limited partner interest in Icahn Enterprises Holdings. Icahn Enterprises Holdings and its subsidiaries own substantially all of our assets and liabilities and conduct substantially all of our operations. Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), which is indirectly owned and controlled by Mr. Carl C. Icahn, owns a 1% general partner interest in each of Icahn Enterprises and Icahn Enterprises Holdings as of June 30, 2025, representing an aggregate 1.99% general partner interest in Icahn Enterprises and Icahn Enterprises Holdings. Mr. Icahn and his affiliates owned approximately 86% of Icahn Enterprises’ outstanding depositary units as of June 30, 2025.
We are a diversified holding company owning subsidiaries currently engaged in the following continuing operating businesses: Investment, Energy, Automotive, Food Packaging, Real Estate, Home Fashion and Pharma. We also report the results of our Holding Company, which includes the results of certain subsidiaries of Icahn Enterprises (unless otherwise noted), and investment activity and expenses associated with our Holding Company. The following is a summary of our core holdings:
Investment.   Our Investment segment is comprised of various private investment funds (“Investment Funds”) in which we have general partner interests and through which we invest our proprietary capital. As general partner, we provide investment advisory and certain administrative and back office services to the Investment Funds but do not provide such services to any other entities, individuals or accounts. We and certain of Mr. Icahn’s family members and affiliates are the sole investors in the Investment Funds. Interests in the Investment Funds are not offered to outside investors. We had interests in the Investment Funds with a fair value of approximately $2.5 billion and $2.7 billion as of June 30, 2025 and December 31, 2024, respectively.
Energy.   We conduct our Energy segment through our majority owned subsidiary, CVR Energy, Inc. (“CVR Energy”), along with our interest in CVR Partners, LP, a publicly traded limited partnership (“CVR Partners”) and subsidiary of CVR Energy. CVR Energy is a diversified holding company primarily engaged in the petroleum refining and marketing businesses, the renewable fuels businesses, as well as in the nitrogen fertilizer manufacturing and distribution businesses through its holdings in CVR Partners. CVR Energy is an independent petroleum refiner and marketer of high value transportation fuels primarily in the form of gasoline, diesel, jet fuel and distillates. The renewables business refines feedstocks, such as soybean oil, corn oil, and other related renewable feedstocks, into renewable diesel and markets renewable products. CVR Partners produces and markets nitrogen fertilizers in the form of urea ammonium nitrate (“UAN”) and ammonia. CVR Energy held 100% of the general partner interest and approximately 37% of the outstanding common units of CVR Partners as of June 30, 2025. As of June 30, 2025 we owned approximately 70% of the total outstanding common stock of CVR Energy and 3% of the outstanding common units of CVR Partners.
Automotive.   We conduct our Automotive segment through our wholly owned subsidiaries, Icahn Automotive Group LLC. Our Automotive segment is engaged in providing a full range of automotive repair and maintenance services, along with the sale of any installed parts or materials related to automotive services to our customers, as well as sales of automotive aftermarket parts and retailed merchandise (“Aftermarket Parts”). We exited the Aftermarket Parts business in the first quarter of 2025. In addition to its primary businesses, the Automotive segment leases available and excess real estate in certain locations under long-term operating leases.
Food Packaging.   We conduct our Food Packaging segment through our majority owned subsidiary, Viskase Companies, Inc. (“Viskase”). Viskase is a producer of cellulosic, fibrous and plastic casings used to prepare and package processed meat products. In March 2025, Viskase completed an equity private placement whereby we acquired an additional 7,142,858 shares of Viskase common stock for $15 million. As of June 30, 2025, we owned approximately 91% of the total outstanding common stock of Viskase.
Real Estate.   We conduct our Real Estate segment through various wholly owned subsidiaries. Our Real Estate segment consists of investment properties which includes land, retail, office and industrial properties leased to corporate tenants, the development and sale of single-family homes, and the operations of a resort and a country club.
Home Fashion.   We conduct our Home Fashion segment through our wholly owned subsidiary, WestPoint Home LLC (“WPH”). WPH’s business consists of manufacturing, sourcing, marketing, distributing and selling home fashion consumer products.
Pharma.   We conduct our Pharma segment through our wholly owned subsidiary, Vivus LLC, formerly Vivus, Inc. (“Vivus”). Vivus is a specialty pharmaceutical company with two approved therapies; one for chronic weight management and the other for the treatment of exocrine pancreatic insufficiency. In addition, Vivus has two product candidates in active clinical development and two product candidates in early-stage development.
Risk Factors
Investment in our depositary units involves substantial risks. See “Risk Factors” starting on page 5, and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2024 and in our subsequent Quarterly Reports on Form 10-Q (which are incorporated by reference herein), as well as other information included in this prospectus for a discussion of certain risks relating to an investment in our depositary units.
Corporate Information
Information concerning the Company is contained in the documents that we file with the SEC as a reporting company under the Exchange Act, which are accessible at www.sec.gov. Our website address is www.ielp.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Our mailing address is 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida 33160. Our telephone number is (800) 255-2737.

THE OFFERING
Depositary units offered by us
Depositary units having an aggregate offering amount of up to $412,611,563, consisting of (i) $12,611,563 of depositary units that may be issued and sold under the November 2022 Sales Agreement and (ii) $400,000,000 of depositary units that may be issued and sold under the August 2024 Sales Agreement.
Manner of offering
“At-the-market” offering that may be made from time to time through Jefferies. See “Plan of Distribution.”
Use of proceeds
We intend to use the net proceeds from future sales of our depositary units in this offering to fund potential acquisitions and for general limited partnership purposes. See “Use of Proceeds.”
Material U.S. federal income tax considerations
For a discussion of material U.S. federal income tax considerations that may be relevant to potential holders of our depositary units, please read “Material U.S. Federal Income Tax Considerations.”
Risk factors
Investing in our depositary units involves a high degree of risk. See the information contained in or incorporated by reference under the heading “Risk Factors” on page 5 in this prospectus and in the documents incorporated by reference into this prospectus and any free writing prospectus that we have authorized for use in connection with this offering.
Nasdaq Global Select Market symbol
IEP.

RISK FACTORS
An investment in our depositary units involves a high degree of risk. Before deciding whether to invest in our depositary units, you should carefully consider the risks described below and those discussed under the sections captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024, and our subsequent Quarterly Reports on Form 10-Q (which are incorporated by reference in this prospectus), together with other information in this prospectus, the information and documents incorporated by reference herein and therein, and in any free writing prospectus that we have authorized for use in connection with this offering. You should also carefully consider the risks incorporated by reference herein by way of any amendment or update to our risk factors reflected in subsequent SEC filings. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our depositary units to decline, resulting in a loss of all or part of your investment.
Risks Related to This Offering and Our Depositary Units
Issuances or sales of our depositary units may be dilutive or cause the market price of our depositary units to fall.
The issuance or sale of substantial amounts of our depositary units, the perception that such issuances or sales of our depositary units could occur or the availability for future issuance or sale of our depositary units could have a dilutive effect on our actual and expected earnings per depositary unit or could have the effect of depressing the market price of our depositary units. The actual amount of dilution or decline in market price cannot be determined at this time and would be dependent upon numerous factors which are not currently known to us.
Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.
Our management will have broad discretion with respect to the use of proceeds of this offering, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You will be relying on the judgment of our management regarding the application of the proceeds of this offering. The results and effectiveness of the use of proceeds are uncertain, and we could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our depositary units.
Our depositary units will be sold in “at-the-market” offerings, and investors who buy depositary units at different times will likely pay different prices.
Investors who purchase depositary units in this offering at different times will likely pay different prices and may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of depositary units sold in this offering. Investors may experience a decline in the value of their depositary units. The trading price of our depositary units may be volatile and subject to wide fluctuations. Many factors could have an impact on our depositary unit price, including fluctuations in the performance of our Investment Funds or our overall performance.
The actual number of depositary units we will issue under the Sales Agreements, at any one time or in total, is uncertain.
Subject to certain limitations in the Sales Agreements and compliance with applicable law, we have the discretion to deliver an issuance notice to Jefferies at any time throughout the terms of each Sales Agreement. The number of depositary units that are sold by Jefferies after delivering an issuance notice will fluctuate based on the market price of our depositary units during the selling period and limits we set with Jefferies. It is not currently possible to predict the number of depositary units that will be ultimately issued.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the accompanying prospectus and the documents incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that involve substantial risks and uncertainties. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends.
These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include the risks and uncertainties discussed under the sections captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Reports on Form 10-Q, as well as those risk factors included under “Risk Factors” in this prospectus. In addition, those “Risk Factors” may be updated from time to time by our filings under the Exchange Act. Among these risks and uncertainties are: risks related to economic downturns, substantial competition and rising operating costs; the impacts from the Russia/Ukraine conflict and ongoing conflict in the Middle East, including economic volatility and the impacts of export controls and other economic sanctions; risks related to our investment activities, including the nature of the investments made by the private funds in which we invest, including the impact of the use of leverage through options, short sales, swaps, forwards and other derivative instruments; risk related to our ability to comply with the covenants in our senior notes and the risk of foreclosure on the assets securing our notes; declines in the fair value of our investments, losses in the private funds and loss of key employees; risks related to our ability to continue to conduct our activities in a manner so as to not be deemed an investment company under the Investment Company Act of 1940, as amended, or be taxed as a corporation; risks relating to short sellers and associated litigation and regulatory inquires; risks related to our general partner and controlling unitholder; pledges of our units by our controlling unitholder; risks related to our energy business, including the volatility and availability of crude oil, other feed stocks and refined products, declines in global demand for crude oil, refined products and liquid transportation fuels, unfavorable refining margin (crack spread), interrupted access to pipelines, significant fluctuations in nitrogen fertilizer demand in the agricultural industry and seasonality of results; volatile commodity pricing and higher industry utilization and oversupply risks relating to potential strategic transactions involving our Energy segment, and the impact of tariffs; risks related to our automotive activities and exposure to adverse conditions in the automotive industry, including as a result of the Chapter 11 filing of our automotive parts subsidiary; risks related to our food packaging activities, including competition from better capitalized competitors, inability of our suppliers to timely deliver raw materials, and the failure to effectively respond to industry changes in casings technology; supply chain issues; inflation, including increased costs of raw materials and shipping; interest rate increases; labor shortages and workforce availability; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; and risks related to our home fashion operations, including changes in the availability and price of raw materials, manufacturing disruptions, and changes in transportation costs and delivery times; and political and regulatory uncertainty, including changing economic policy and the imposition of tariffs.
Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise.
Given these risks and uncertainties, we urge you to read this prospectus and the documents incorporated by reference herein or therein completely and with the understanding that actual future results may be materially different from what we plan or expect. All of the forward-looking statements made in this prospectus and the documents incorporated by reference herein or therein are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business or operations. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus, the accompanying prospectus or the documents incorporated by reference herein or therein, as applicable.

USE OF PROCEEDS
We intend to use the net proceeds from future sales of our depositary units in this offering to fund potential acquisitions and for general limited partnership purposes.
Our management will have broad discretion in allocating the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.
These expected uses represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income tax consequences of this offering and the ownership of our depositary units, more generally. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing final and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. We have not sought a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the tax matters discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.
This discussion does not purport to be a complete description of all U.S. federal income tax consequences of this offering and the ownership of our depositary units, more generally. Moreover, this discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens, and other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, unitholders who own 5% or more of our depositary units, individual retirement accounts (“IRAs”), real estate investment trusts (“REITs”), regulated investment companies (“RICs”), including mutual funds, insurance companies, unitholders that are treated as partnerships for U.S. federal income tax purposes, S corporations, other publicly traded partnerships, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, controlled foreign corporations, passive foreign investment companies, dealers in securities or currencies, traders in securities that elect to mark-to-market, unitholders who acquired our units from us in exchange for property other than cash (and those who acquired their units from such unitholders other than by purchase through a national securities exchange), affiliates of our general partner, or persons who hold our depositary units as part of a hedge, straddle or conversion transaction. Also, this discussion assumes that our depositary units are held as capital assets (within the meaning of Section 1221 of the Code) at the time of this offering. Furthermore, except as specifically provided, this discussion does not address the tax considerations arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable treaty.
If a unitholder is an entity or arrangement classified as a partnership for U.S. federal income tax purposes, the tax treatment of each of the partners generally will depend upon the status of such partner and upon the activities of the partnership and, thus, the partners in such partnership should consult their own tax advisors.
As stated above, no ruling has been or will be requested from the IRS with respect to the tax consequences of this offering. Some tax aspects of this offering are not certain and no assurance can be given that the opinions and statements made herein with respect to tax matters will be sustained by a court if contested by the IRS. Furthermore, the tax treatment of this offering may be significantly modified by future legislative, regulatory or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
Other than as described herein, no opinions are being given with respect to any other tax matters arising from this offering. Moreover, the discussion herein assumes that this offering is consummated in the manner described in this prospectus.
THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. A UNITHOLDER SHOULD CONSULT WITH, AND MUST RELY ON, THEIR OWN TAX ADVISORS IN ANALYZING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES PARTICULAR TO THE UNITHOLDER OF THIS OFFERING AND OWNERSHIP OF OUR DEPOSITARY UNITS, INCLUDING THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.
Partnership Status
A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account the partner’s share of items of income, gain, loss, and deduction of the partnership in computing the partner’s U.S. federal income tax liability, regardless of whether cash distributions are made to the partner by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to the partner is in excess of the partner’s adjusted basis in the partner’s partnership interest.
Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Based upon and subject to estimates and factual representations made by us and our general partner and a review of the applicable legal authorities, Proskauer Rose LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.
No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we will rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Code, Treasury Regulations, published IRS revenue rulings, and court decisions and the representations described below, we will be classified as a partnership.
In rendering its opinion, Proskauer Rose LLP has relied on factual representations made by us and our general partner. Certain of those representations made by us and our general partner upon which Proskauer Rose LLP has relied are as follows:
(a)
we have not at any time engaged in the business of writing insurance or annuity contracts or the reinsuring of risks underwritten by insurance companies, nor have we conducted any banking activities; and

(b)
for each taxable year, at least 90% of our gross income has been and will be income that Proskauer Rose LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations have been true in the past, are true as of the date hereof, and will continue to be true in the future.
If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets (and otherwise may be taxable if we have liabilities in excess of the tax basis of our assets). Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.
If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in the unitholder’s units, or taxable capital gain, after the unitholder’s tax basis in the unitholder’s units is reduced to zero. Accordingly, taxation as a corporation could result in a material reduction in a unitholder’s cash flow and after-tax return and thus could likely result in a substantial reduction of the value of our units.

The remainder of this discussion assumes that we will be classified as a partnership for U.S. federal income tax purposes.
Tax Treatment of Holders of Our Depositary Units
Partner Status
Holders of depositary units in Icahn Enterprises will be treated as partners of Icahn Enterprises for U.S. federal income tax purposes. Unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Icahn Enterprises for U.S. federal income tax purposes.
It is uncertain whether a beneficial owner of units whose units have been transferred to a short seller would remain a partner with respect to those units for U.S. federal income tax purposes. Please read “— Tax Treatment of Holders of Our Depositary Units — Treatment of Short Sales.”
Income, gain, deductions, or losses may not be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes may therefore be taxable as ordinary income. These unitholders should consult their own tax advisors with respect to the tax consequences of holding units in Icahn Enterprises.
The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Icahn Enterprises for U.S. federal income tax purposes.
Flow-Through of Taxable Income
We do not pay any U.S. federal income tax. Instead, each unitholder will be required to report any share of our income, gains, losses, and deductions on the unitholder’s tax income tax return without regard to whether we make corresponding cash distributions. Each unitholder will be required to include in income an allocable share of our income, gains, losses and deductions for our taxable year ending with or within the unitholder’s taxable year. Our taxable year ends on December 31.
Treatment of Distributions
Distributions by us to a unitholder generally will be taxable to the unitholder for U.S. federal income tax purposes only to the extent any cash distribution exceeds a unitholder’s tax basis in our units immediately before the distribution, in which case the amount of that excess generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “— Disposition of Depositary Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”
Basis of Depositary Units
A unitholder’s initial tax basis in our units will be the amount the unitholder paid for the units plus the unitholder’s share of our nonrecourse liabilities. That basis will be increased by the unitholder’s share of our income and by any increases in the unitholder’s share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in the unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. Please read “— Disposition of Depositary Units — Recognition of Gain or Loss.”
Limitations on Deductibility of Losses
The deduction by a unitholder of the unitholder’s share of our losses will be limited to the tax basis in the unitholder’s units and, in the case of an individual unitholder, estate, trust, or corporate unitholder that is a closely held corporation to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.
In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in our units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (a) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (b) any amount of money the unitholder borrows to acquire or hold units if the lender of those borrowed funds owns an interest in us the unitholder, is related to the unitholder, or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.
In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitation generally provides that individuals, estates, trusts, and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments (including our investments or a unitholder’s investments in other publicly traded partnerships), or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction with an unrelated party. Individual unitholders, who hold our units directly or through a partnership or other pass-through entity, may also be subject to additional limitations on deductibility of certain “excess business losses.” The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation, but before the “excess business loss” limitations.
A unitholder’s share of our net income may be offset by the unitholder’s share of our suspended passive losses, but it may not be offset by any other current or carryover losses of the unitholder from other passive activities, including those attributable to other publicly traded partnerships. Unitholders should consult with their tax advisors regarding their limitation on the deductibility of losses under applicable sections of the Code.
Limitations on Interest Deductions
The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•
interest on indebtedness properly allocable to property held for investment;

•
our interest expense attributed to portfolio income; and

•
the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
Section 163(j) of the Code generally limits the deductibility of “business interest” by a taxpayer to the “business interest income” of the taxpayer plus 30% of the taxpayer’s “adjusted taxable income.” In the case of a taxpayer that is a partnership, this limitation is generally determined at the partnership level. Special carryforward rules apply to partnerships and their partners. The rules governing Section 163(j) of the Code are particularly complex as applied to partnerships and their partners. We expect that substantially all of our interest will not be “business interest” as such term is used in Section 163(j) of the Code and thus would not be subject to the limitations described in this paragraph. Prospective unitholders should consult with their tax advisors as to the application of the limitation on deductibility of “business interest” under Section 163(j) of the Code.
Entity-Level Collections
If we or our general partner are required or elect under applicable law to pay any U.S. federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder would be required to file a claim to obtain a credit or refund.
Allocation of Partnership Income, Gain, Loss and Deduction
For U.S. federal income tax purposes, a unitholder’s allocable share of our items of income, gain, loss, deduction or credit will be governed by the limited partnership agreement for our partnership if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our partnership. We allocate items of income, gain, loss and deduction generally in accordance with the relative percentage interests of the unitholders, subject to Section 704(c) of the Code. We believe that for U.S. federal income tax purposes, with the exception of the issues described in “— Section 754 Election and Section 743 Adjustments” and “— Disposition of Depositary Units — Allocations Between Transferors and Transferees,” such allocations will have substantial economic effect or be in accordance with your interest in our partnership. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreement.
Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution. The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. We will also make “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to all of our unitholders immediately prior to this offering, and prior to any future issuance of units, whether pursuant to this prospectus or otherwise, or certain other future transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction.
Treatment of Short Sales
A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, the loaning unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:
•
any of our income, gain, loss, or deduction with respect to those units would not be reportable by the unitholder;

•
any cash distributions received by the unitholder as to those units would be fully taxable; and

•
all of these distributions would appear to be ordinary income.

The law is unclear with respect to the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units, as well as to consult their own tax advisors. Please also read “— Disposition of Depositary Units — Recognition of Gain or Loss.”
Alternative Minimum Tax
Each individual unitholder will be required to take into account a distributive share of our income, gain, loss, or deduction for purposes of the alternative minimum tax. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
Tax Rates
Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 20%. These rates are subject to change by new legislation at any time.
In addition, a 3.8% tax is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes the allocable share of our income to a unitholder, as well as a unitholder’s gain realized from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) net investment income and (ii) the amount by which modified adjusted gross income exceeds $250,000 (if the taxpayer is married and filing jointly or a surviving spouse), $125,000 (if the taxpayer is married and filing separately) and $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.
Section 754 Election and Section 743 Adjustments
We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets under Section 743(b) of the Code to reflect the unitholder’s purchase price (such adjustment, a “Section 743(b) adjustment”) if the unitholder purchases from an existing unitholder. The Section 743(b) adjustment does not apply to a person who purchases units directly from us in an issuance such as this one, and it belongs only to the purchaser and not to other unitholders.
The calculations involved in the Section 754 election are complex, particularly as they relate to publicly traded partnerships, and will be made on the basis of certain simplifying assumptions as to the purchase price paid for particular units and other matters. Moreover, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of any property contributed to us consistent with the methods employed by other publicly traded partnerships and the Treasury Regulations under Section 743, but this method is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Due to these simplifying assumptions and the particular methods we have chosen, the IRS could seek to reallocate some or all of any Section 743(b) adjustments we make to the basis of certain assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of our units may be allocated more income than would have been allocated had the election not been revoked.

Tax Treatment of Operations
Accounting Method and Taxable Year
Our taxable year ends December 31, and we use the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income the unitholder’s share of our income, gain, loss and deduction for our taxable year ending within or with the unitholder’s taxable year. Please read “— Disposition of Depositary Units — Allocations Between Transferors and Transferees.”
Organizational and Syndication Expenses
The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably, or upon our termination. There are uncertainties regarding the classification of such costs as organization expenses, and whether we may amortize such costs. The underwriting discounts and commissions we incur will be treated as syndication expenses, which we may amortize.
Deduction for Certain Qualified Business Income
Individual taxpayers may be allowed a deduction of 20% of certain domestic business income (excluding capital gains, dividend income, and certain types of compensation) received from publicly traded partnerships. We expect that a substantial amount of our income may not be eligible for the deduction.
Disposition of Depositary Units
Recognition of Gain or Loss
Gain or loss will be recognized on a sale of our units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 20%. In addition, all or a portion of the gain realized by a non-corporate unitholder on the sale or exchange of a unit, regardless of whether the unit was held for more than twelve months, will generally be subject to a 3.8% tax on net investment income if the non-corporate unitholder meets certain minimum income thresholds. Please read “— Tax Treatment of Holders of Our Depositary Units — Tax Rates.” Certain gain attributable to “unrealized receivables” or “inventory items” would be characterized as ordinary income rather than capital gain. For example, if we hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.
If a unitholder acquire units in separate transactions, the unitholder must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon sale or other disposition of less than all of the units, a portion of that tax basis must be allocated to the units sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the unitholder’s tax basis in the unitholder’s entire interest in the partnership as the value of the interest sold bears to the value of the unitholder’s entire interest in the partnership. A selling unitholder who can identify units transferred with an ascertainable holding period may elect to use the actual holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult their tax advisors as to the possible consequences of the application of these rules.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:
•
a short sale;

•
an offsetting notional principal contract; or

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a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
Allocations Between Transferors and Transferees
We prorate our items of income, gain, loss and deduction between transferors and transferees of our units based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. Treasury Regulations that provide that publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, such regulations do not specifically authorize the use of the particular proration method we have adopted. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.
Notification Requirements
A unitholder who sells any units and a purchaser of units from another unitholder is generally required to comply with certain notification requirements. However, these reporting requirements may not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.
Tax-Exempt Organizations and Certain Other Investors
Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have adverse tax consequences to them. A unitholder that is tax-exempt entity or a non-U.S. person should consult their own tax advisors before investing in our units. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Unrelated business taxable income consists of income derived from the conduct of an unrelated trade or business regularly carried on by a tax-exempt entity, or income derived from “debt financed” property. Generally, dividends, interest and gains from the sale or exchange of capital assets are not unrelated business taxable income when the acquisition of the investment giving rise to such income has not been financed through borrowed funds. Under the Code, in computing its unrelated business taxable income, a tax-exempt organization is required to include its share of income of any entity of which it is a member and which is treated as a partnership for U.S. federal income tax purposes, to the extent such income would be unrelated business taxable income if earned directly by such tax-exempt organization. Some of our income allocated to a unitholder that is a tax-exempt organization may be unrelated business taxable income, in which case it would be taxable to such unitholder.
Non-resident aliens and foreign corporations, trusts, or estates that own units may be considered to be engaged in a trade or business in the United States because of the ownership of units. If considered to be engaged in trade or business in the United States, a unitholder will be required to file U.S. federal tax returns to report their share of our income, gain, loss, or deduction and pay U.S. federal income tax at regular rates on the unitholder’s share of our net income or gain. The failure by a non-U.S. person that owns units to file any required U.S. federal income tax returns on a timely basis will result in the disallowance of otherwise allowable deductions and credits that are effectively connected with the conduct of such trade or business in the United States. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Withholding may apply regardless of whether we make distributions of cash or units, in which case a non-U.S. person may have additional amounts due. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on an IRS Form W-8BEN or W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
If we are treated as being engaged in a trade or business in the United States, any gain recognized by a non-U.S. unitholder on the sale or exchange of depositary units that is attributable to assets that if sold would produce income that would be effectively connected with such trade or business in the United States will be treated for U.S. federal income tax purposes as income that is effective connected with a United States trade or business (“ECI”), and hence, such unitholders would be subject to U.S. federal income tax on the sale or exchange of such depositary units. Moreover, unless an applicable non-foreign affidavit is furnished to the appropriate party or another exception applies, a 10% withholding tax generally will apply to any amount realized by a unitholder on the sale, exchange or disposition of depositary units to the extent that such amount would be treated as ECI under the rules described above. Please read “— Additional Withholding Requirements.”
In addition, a foreign corporation that owns units and is treated as engaged in a United States trade or business will be subject to the United States branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.
Administrative Matters
Information Returns and Audit Procedures
We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes the unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier. We cannot guarantee that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations, or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the units.
The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
If the IRS makes audit adjustments to our income tax returns, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. Generally, we expect to elect to have our unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, but there can be no assurance that we will be able to do so (or will choose to do so) under all circumstances, or that we will be able to (or choose to) effect corresponding shifts in state income or similar tax liability resulting from the IRS adjustment in states in which we do business in the year under audit or in the adjustment year. If we are unable to have our unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own units in us during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties, and interest, our cash available to service debt or pay distributions to our unitholders could be substantially reduced.
Additionally our general partner (or such other affiliate as may be designated by the general partner) is our “partnership representative” and has the sole authority to act on our behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. Further, any actions taken by us or by the partnership representative on our behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our unitholders.
A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder’s U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
Additional Withholding Requirements
Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S. — owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations, may modify these requirements. These rules generally apply to payments of FDAP Income currently. Thus, to the extent we have FDAP Income that are not treated as effectively connected with a trade or business in the United States (please read “— Tax-Exempt Organizations and Certain Other Investors”), unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.
For distributions made after January 1, 2024, we must post on its primary public website (and keep accessible for ten years), and deliver to any registered holder that is a nominee, a qualified notice that states the amount of a distribution that is attributable to each type of income group specified in the final regulations published by the IRS on November 30, 2020. If the qualified notice is incorrect such that it causes a broker to underwithhold with respect to an amount in excess of cumulative net income, we may be liable for any underwithholding on such amount.
For transfers, including a sale, exchange or other disposition of units, that occur on or after January 1, 2024, a publicly traded partnership may be liable for any underwithholding by a broker that relies on a qualified notice for which the publicly traded partnership failed to make a reasonable estimate of the amounts required for determining the applicability of the “10 percent exception.” The “10 percent exception” applies if, either (1) the publicly traded partnership was not engaged in a U.S. trade or business during a specified time period, or (2) upon a hypothetical sale of a publicly traded partnership’s assets at fair market value, (i) the amount of net gain that would have been effectively connected with the conduct of a U.S. trade or business would be less than 10% of the total net gain, or (ii) no gain would have been effectively connected with the conduct of a U.S. trade or business. A unitholder should consult their own tax advisors regarding the potential application of these withholding provisions.
Nominee Reporting
Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)
the name, address, and taxpayer identification number of the beneficial owner and the nominee;

(b)
whether the beneficial owner is:

1.
a person that is not a United States person;

2.
a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing; or

3.
a tax-exempt entity;

(c)
the amount and description of units held, acquired, or transferred for the beneficial owner; and

(d)
specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Reportable Transactions
If we were to engage in a “reportable transaction,” we (and possibly a unitholder and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly a unitholder’s tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”
Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following:
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accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;

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for those persons otherwise entitled to deduct interest on U.S. federal tax deficiencies, nondeducibility of interest on any resulting tax liability; and

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in the case of a listed transaction, an extended statute of limitations. We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations
In addition to U.S. federal income taxes, a unitholder may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which a unitholder is a resident. We currently conduct business and own property in multiple states. Substantially all of these states currently impose a personal income tax on individuals. All of these states impose an income tax on corporations and other entities. Moreover, in addition to state income or similar taxes imposed on residents of certain states, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on an investment in us. A unitholder may be required to file state income tax returns and to pay state income taxes in certain states in which we do business or own property, and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state.

Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Treatment of Holders of Our Depositary Units — Entity- Level Collections.” Withholding may apply regardless of whether we make distributions of cash or units, in which case a nonresident unitholder may have additional amounts due. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.
It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of an investment in us. Accordingly, each prospective unitholder should consult and depend upon their own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and non-U.S. as well as U.S. federal tax returns that may be required to be filed.
THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY. ACCORDINGLY, A UNITHOLDER SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE OWNERSHIP OF OUR DEPOSITARY UNITS, APPLICABLE TO A UNITHOLDER’S PARTICULAR TAX SITUATION.

PLAN OF DISTRIBUTION
We have entered into the Sales Agreements with Jefferies under which we may issue and sell our depositary units from time to time through Jefferies, as sales agent, having an aggregate offering amount of up to $412,611,563, consisting of (i) $12,611,563 of depositary units that may be issued and sold under the November 2022 Sales Agreement and (ii) $400,000,000 of depositary units that may be issued and sold under the August 2024 Sales Agreement. The November 2022 Sales Agreement and the August 2024 Sales Agreement are filed with the SEC as exhibits to Current Reports on Form 8-K filed on November 21, 2022 and August 26, 2024, respectively, and are incorporated by reference in this prospectus. Sales of our depositary units, if any, under this prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through the Nasdaq Global Select Market or any other existing trading market for our depositary units.
When requested by us, Jefferies will offer our depositary units subject to the terms and conditions of the Sales Agreements, which may be on a daily basis for periods of time, or as we may otherwise agree with Jefferies. We will designate the maximum amount of depositary units to be sold through Jefferies when we request Jefferies to do so. Jefferies is not required to sell any specific number or dollar amount of our depositary units. Jefferies has agreed, subject to the terms and conditions of the Sales Agreements, to use its commercially reasonable efforts to execute our orders to sell, as our sales agent and on our behalf, our depositary units submitted to Jefferies from time to time by us, as instructed by us and consistent with its normal sales and trading practices. We may instruct Jefferies not to place depositary units at or below a price designated by us. We or Jefferies may suspend the offering of depositary units under the Sales Agreements upon proper notice to the other party. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.
If we and Jefferies so agree, Jefferies may act as principal in connection with the placement of the depositary units offered hereby.
We will pay Jefferies a commission of an amount up to 2.00% of the gross sales price per depositary unit sold under the Sales Agreements by Jefferies acting as our agent with the exact amount to be agreed by the Company. The estimated offering expenses payable by us under each of the Sales Agreements, in addition to such commission and reimbursement of expenses, are approximately $250,000, which includes legal, accounting and printing costs and various other fees associated with registering the depositary units being offered. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such depositary units. We have agreed to reimburse Jefferies for certain ongoing disbursements of its legal counsel payable in the amount up to $25,000 under the Sales Agreements in connection with each diligence bring-down on which we file with the SEC an annual report on Form 10-K thereafter, and up to $15,000 in connection with each other diligence bring-down thereafter. We have also agreed to reimburse Jefferies for certain of its expenses in an amount up to $50,000 under the November 2022 Sales Agreement, and up to $75,000 under the August 2024 Sales Agreement.
Jefferies will provide written confirmation to us following the close of trading on the Nasdaq Global Select Market each day on which depositary units are sold under the Sales Agreements. Each confirmation will include the number of depositary units sold on that day, the aggregate gross proceeds of such sales and the commission payable by us to Jefferies. Settlement for sales of depositary units will occur, unless otherwise agreed, on the second business day following the date on which such sales were made.
In connection with the sale of our depositary units on our behalf, Jefferies will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Jefferies will be deemed to be underwriting commissions or discounts.
We have agreed to indemnify Jefferies against certain liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments Jefferies may be required to make in respect of such liabilities.
The offering of depositary units pursuant to the Sales Agreements will terminate upon the earliest of (i) the sale of all depositary units subject to the Sales Agreements and this prospectus and (ii) the termination of the Sales Agreements according to the respective terms by either Jefferies or us.

Jefferies has provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services it has received and may in the future receive, customary fees. In the course of its business, Jefferies may actively trade our securities for its own account or for the accounts of customers, and, accordingly, Jefferies may at any time hold long or short positions in such securities. Under the terms of the Sales Agreements, we also may sell our depositary units to Jefferies as principal for its own account at a price agreed upon at the time of the sale. If we sell our depositary units to Jefferies, as principal, we will enter into a separate agreement with Jefferies, and we will describe that agreement in a separate prospectus supplement or pricing supplement to the extent required by law.

LEGAL MATTERS
The validity of the depositary units being offered in this offering will be passed upon for us by Proskauer Rose LLP, New York, New York. Latham & Watkins LLP, New York, New York, is counsel to Jefferies in connection with this offering.
EXPERTS
The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus forms part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement or the documents incorporated by reference herein and therein. For further information with respect to us and depositary units, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement and the documents incorporated by reference herein and therein. You should rely only on the information contained in this prospectus or incorporated by reference herein or therein. Neither we nor Jefferies has authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities offered hereby.
We maintain a website at www.ielp.com. Information contained in or accessible through our website does not constitute a part of this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus.
We incorporate by reference into this prospectus and the registration statement of which this prospectus forms a part the information or documents listed below that we have filed with the SEC (excluding any information in the documents that is deemed by the rules of the SEC to be furnished and not filed):
•
our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025;

•
our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, filed with the SEC on May 7, 2025 and August 4, 2025, respectively; and

•
our Current Reports on Form 8-K filed with the SEC on August 5, 2025 (first filing), August 5, 2025 (second filing), August 6, 2025 and August 19, 2025;

•
the description of our depositary units contained in our Registration Statement on Form 8-A, filed on December 9, 2011, including any amendments or reports filed for purposes of updating this description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus and the termination of the offering of securities under this prospectus shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, Florida 33160
Attn: Chief Financial Officer
Telephone requests may be directed to (800) 255-2737
This prospectus is part of a registration statement we filed with the SEC. That registration statement and the exhibits filed along with the registration statement contain more information about us and the depositary units in this offering. Because information about documents referred to in this prospectus is not always complete, you should read the full documents which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or its website www.sec.gov.

Up to $412,611,563
Depositary Units
Representing Limited Partner Interests
ICAHN ENTERPRISES L.P.

PROSPECTUS

Jefferies
August 26, 2025